

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM **INTERNATIONAL HOLDINGS LIMITED**
Securities and **Exchange Commission** File No.82-2962

6th November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02060356

SUPPL

Dear Sirs

<u>Dairy Farm International Holdings Limited</u>

We enclose for your information a notification dated 6th November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

 **RNS** The company news service from the London Stock Exchange

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	09:53 6 Nov 2002
Number	4153D



DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 6th November 2002
Total number of shares repurchased	: 522,000 shares
Highest price paid per share	: US$0.805
Lowest price paid per share	: US$0.800

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

6th November 2002

www.dairyfarmgroup.com

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